[Company Letterhead]

September 13, 2006

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	H. Christopher Owings
John Fieldsend

Re:	Vitamin Shoppe Industries Inc. and co-registrants
Amendment No. 3 to Registration Statement on Form S-4
Filed August 25, 2006 File Nos. 333-134983 to -02

Ladies and Gentlemen:

On behalf of Vitamin Shoppe Industries Inc. and co-registrants (collectively, the “Company”) and in response to the letter (the “Comment Letter”) dated September 8, 2006 from the staff (the “Staff”) of the Securities and Exchange Commission to Ronald M. Neifield, Esq., the Company’s Vice President and General Counsel, please find responses to the Comment Letter.

The numbered paragraphs below set forth the Comment Letter together with the Company’s responses and correspond to the numbered paragraphs in the Comment Letter. Page references in the Company’s responses are references to the page numbers in the Company’s Amendment No. 3 to Registration Statement on Form S-4 (the “registration statement”) filed with the Commission on August 25, 2006.

Management’s Discussion and Analysis of Financial Condition and Results….page 34

Overview, page 34

1.	Staff Comment: We note your response to comment 7 in our letter dated August 16, 2006. In the first paragraph of this subsection you added disclosure stating that you are “second in overall sales among national specialty retailers,” you offer 8,500 SKUs in your stores with an additional 11,500 SKUs available at your distribution center “versus 1,900 SKUs offered by [y]our leading competitor,” and your retail stores are at least double that of [y]our two leading competitors.” Please disclose the basis for these statements.

Securities and Exchange Commission

Registration Statement on Form S-4

September 13, 2006

Response: According to the June 17, 2006 issue of The Natural Foods Merchandiser, the average square footage of stores in the Company’s industry ranges between 708-1,971 square feet, as compared to the Company’s 3,500 average square feet per store. The Natural Foods Merchandiser also notes that stores in the Company’s industry carry from 1,552 to 3,778 SKUs.

These statements are also supported by the public filings of the Company’s largest competitors. GNC’s Registration Statement on Form S-1 states that their stores are between 1 and 2,000 square feet, and that they carry approximately 1,900 SKUs. NBTY’s Registration Statement on Form S-4 states that their average retail store has approximately 945 square feet.

Note 3. Summary of Significant Accounting Policies, page F-8

Inventories, page F-8

2.	Staff Comment: We note that you have added disclosure of the activity in the inventory obsolescence reserve on page F-8. Please reconcile the year end balances in this reserve to the supplemental schedule of projected obsolescence reserved by rate of sale code. Please tell us why, if true, that you do not adjust the general ledger reserve to the supporting detail.

Response: The Company establishes its reserve on the actual results of expired markdowns, by “Rate of Sale” group, for the current reserve calculations. The reserve is evaluated based on the subsequent activity of expired and excess markdowns, and adjusted, and annualized as needed. The calculation as of December, 2004 reflected an estimated reserve of $1,446,000 and the general ledger balance was $1,372,000, a variance of $74,000. The calculation as of December, 2005 an estimated reserve of $1,687,000 and the general ledger balance was $1,750,000, a variance of $63,000. In each year the variance was not considered material to adjust the estimated reserves by management. If the amounts were material, the Company would make appropriate adjustments to the general ledger.

3.	Staff Comment: We note your response to comment 12 in our letter dated August 16, 2006. You state that the obsolescence reserve has always been adequate to absorb the actual losses incurred. Also, we note from the schedule added to Note 3 that the historical write-offs charged against the reserve have exceeded the prior year reserve balance. Please explain why you believe the reserve balances are adequate in light of this fact.

Response: The calculation represents an estimate of the obsolescence reserve based on historical expiration rates and is applied to products that are on hand in inventory at the end of any period. Certain products, primarily bars and low-carb foods, turn five times a year and generally have a short shelf life of 180 days. For these items, charges made to the reserve in subsequent years predominately represent charges for products that are

Securities and Exchange Commission

Registration Statement on Form S-4

September 13, 2006

bought and expired within the same year. The Company expired $1,942,000 during 2004, of this amount, approximately $400,000 was purchased in 2004 at cost, relating to bars and low-carb foods, while the remaining $1,542,000 was related to inventory on hand as the end of 2003. The Company expired $2,194,500 during 2005, of this amount, approximately $350,000 was purchased in 2005 at cost, relating to bars and low-carb foods, and $500,000 was related to low-carb foods and low-carb bars that were on hand at end of 2004 and not selling well in 2005. The remaining $1,344,500 was related to other inventory on hand at the end of 2004. The calculated reserve at the end of 2004 was based on management’s best estimate at the time. The decline in demand for low-carb food and bars during 2005 was a trend that was not included in the information available to the Company at the end of 2004. When this trend became apparent to management in 2005, the Company charged the reserve for the remaining low-carb inventory on hand, discontinued ordering further low-carb food products and adjusted the reserve balance accordingly. The Company in some cases could have had the potential to negotiate these charges with some of the vendors, but two or three vendors that sold low-carb products, went out of business, which was not foreseeable as of December 2004 as well. Accordingly the Company had to incur the charge through the reserve and reflected the increase to costs of sales. Currently the Company does not consider its inventory to have any fad type products remaining in the inventory.

4.	Staff Comment: Please tell us, and revise your disclosure if necessary, whether all inventory losses from excess of obsolescence are charged to the reserve. Also, please tell us the circumstances and amounts of any write-offs charged directly to cost of goods gold during the past three years or the subsequent interim period through June 30, 2006.

Response: All inventory losses from excess or obsolescence are charged to the reserve.

5.	Staff Comment: Please refer to the schedule of “F” category inventory you provided in response to our August 16, 2006 comment letter. It appears that the turn rate of sales of “F” category inventory in 2005 and the first six months of 2006 is lower than it was in 2004. Also, we note that the amount of “F’” category inventory increased by over 30% from 2004 to 2005; however, the reserve for this category only increased by $11,000. Please tell us why you believe the reserve balance is adequate in light of these circumstances.

Response: The “F” category has increased from the addition of stores, not from aging of inventory. The Company sold over $15.0 million of “F” inventory in 2005 and over $6.0 million as of June 2006 on the retail segment only. In addition the expired through the six months ended July 1, 2006 of “F” inventory was approximately $195,000, while the calculated portion of the Company’s $1,687,000 reserve per the 2005 schedule was $380,000, annualized. The Company has made significant improvements in purchasing and replenishing of inventories at SKU level to maintain appropriate stock at store level to minimize overall expiration. For example, the Company implemented a store modeling and SKU performance review process within our merchandising system, as well as creating a replenishment group, which led to creating store replenishment orders

Securities and Exchange Commission

Registration Statement on Form S-4

September 13, 2006

based on demand and movement. Accordingly, for the six months ended July 1, 2006 compared to June 25, 2005, expiring product charges as a percent to inventory has dropped in light of such improvements to 1.0% for 2006 compared to 1.7% in 2005.

The Company hopes that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact Vincent J. Pisano of Kirkland & Ellis LLP at (212) 446-4980. Please send any further comments via facsimile to Mr. Pisano at (212) 446-4900.

Sincerely,

/s/ Ronald M. Neifield
Ronald M. Neifield, Esq.
Vice President and General Counsel

cc:	Mr. Thomas A. Tolworthy
Christian	O. Nagler, Esq. (Kirkland & Ellis LLP)

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